UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

 OF THE SECURITIES EXCHANGE ACT OF 1934

_______________________

For the month of November 2011

Commission File Number: 001-33722

Longtop Financial Technologies Limited (Exact Name of Registrant as Specified in its Charter)
Level 19 Two International Finance Centre 8 Finance Street, Central, Hong Kong (86 592) 2396 888 _______________________ (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :   □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :   □

Item 8.01	Order Instituting Administrative Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934.

On November 10, 2011, the United States Securities and Exchange Commission (“SEC”) issued an Order Instituting Administrative Proceedings and Notice of Hearing Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (the "Order"), instituting an administrative proceedings (the "12(j) Action") against Longtop Financial Technologies Limited (the “Company”).

In the Order, the SEC alleged that the Company failed to company with Section 13(a) of the Securities Exchange Act of 1934 (“Exchange Act”) and Rule 13a-1 thereunder, and identified the following facts that it believes supports these allegations:

“Longtop (1) failed to file an annual report on Form 20-F for the year ended March 31, 2011; and (2) failed to provide the investing public with annual reports for 2008, 2009, and 2010 containing audited financial statements because Longtop's former independent audit stated in May 2011 that continuing reliance should no longer be placed on its prior audit reports on financial statements contained in Longtop's Forms 20-F previously filed with the Commission.”

The Order further states that the 12(j) Action was instituted to determine

"Whether it is necessary and appropriate for the protection of investors to suspend for a period not exceeding twelve months, or to revoke the registration of each class of securities registered pursuant to Section 12 of the Exchange Act of [the Company]."

On November 15, 2011, the SEC ordered that a hearing for the 12(j) Action commerce on December 7, 2011.

The Company presently does not intend to file an answer, appear in the hearing, or otherwise contest the 12(j) Action.  If the Company does not file an answer or appear in the hearing, the Company may be deemed in default, and the SEC may suspend for a period not exceeding twelve months, or to revoke the registration of each class of securities registered pursuant to Section 12 of the Exchange Act of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 25, 2011                          LONGTOP FINANCIAL TECHNOLOGIES LIMITED

By:  /s/ Wai Chau Lin

Name: Wai Chau Lin

Title: Chief Executive Officer